UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Winland Electronics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

974241101

(CUSIP Number)

Karen M. Hirschmann

515 S Figueroa Street, Suite 1975

Los Angeles, CA 90071

(213) 891-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 974241101

(1)	NAMES OF REPORTING PERSONS Karen M. Hirschmann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 346,793 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 346,793 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,793 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*	Percentage calculated based on 3,789,522 shares of common stock, par value $0.01 per share, outstanding as of November 4, 2013, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 8, 2013.

SCHEDULE 13D

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Winland Electronics, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1950 Excel Drive, Mankato, Minnesota 56001.

Item 2.	Identity and Background

(a)	This statement is filed by Karen M. Hirschmann.

(b)	Ms. Hirschmann’s business address is 515 S Figueroa St, Suite 1975, Los Angeles, California 90071.

(c)	Ms. Hirschmann’s principal occupation is individual investor.

(d)	During the past five years, Ms. Hirschmann has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Ms. Hirschmann has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Hirschmann is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock to which this Statement relates were purchased by Ms. Hirschmann using her personal funds. All of the shares of Common Stock held by Ms. Hirschmann were purchased in open market purchases. The aggregate purchase price of the Shares was approximately $213,042.73 based on the weighted average price of the Shares acquired in the open market purchases.

Item 4.	Purpose of Transaction

The acquisitions of the securities reported on this statement were made in the ordinary course of the Reporting Person’s investment activities. The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment. The Reporting Person intends to work with the Board, the Issuer’s management and others to maximize the value of the Issuer. The Reporting Person may engage in communications with the Board, the Issuer’s management and others, including discussions regarding the Issuer’s operations and strategic direction. The Reporting Person may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

SCHEDULE 13D

Item 5.	Interest in Securities of the Issuer

Based on the Issuer’s Form 10-Q filed on November 8, 2013, there were 3,789,522 shares of common stock outstanding as of November 4, 2013.

(a)	Ms. Hirschmann beneficially owns 346,793 shares of the Issuer’s common stock, representing 9.2% of the Issuer’s common stock outstanding as of November 4, 2013. Ms. Hirschmann has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

(b)	There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of, any shares of common stock referenced in paragraph 5(a).

(c)	The Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d)	No other person is known to Ms. Hirschmann to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2014

By:	/s/ Karen M. Hirschmann
Karen M. Hirschmann